*A6
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

15048944

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., DC
201

SEC FILE NUMBER
8- 49672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Advisor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy, Bldg. 2, Suite 125
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Yin 512-697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Advisor Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller, FINOP
Title

LUALICE MYATT
MY COMMISSION EXPIRES
March 11, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP Advisor Services, LLC

Statement of Financial Condition

December 31, 2014

NFP Advisor Services, LLC
Table of Contents
December 31, 2014

Page(s)

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of NFP Advisor Services, LLC

We have audited the accompanying statement of financial condition of NFP Advisor Services, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NFP Advisor Services, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2015

NFP Advisor Services, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	47,112,809
Receivable from broker dealers and clearing firm		25,073,266
Receivable from affiliates		592,842
Notes receivable		11,290,647
Property and equipment, net		3,921,830
Other assets		6,861,261
Total assets	**$**	**94,852,655**
Liabilities		
Payable for commissions and fees	$	24,070,689
Accounts payable and other accrued liabilities		20,458,124
Payable to affiliates		6,608,608
Total liabilities		51,137,421
Member's equity		
Additional paid-in capital		5,104,412
Retained earnings		38,610,822
Total member's equity		43,715,234
Total liabilities and member's equity	**$**	**94,852,655**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

NFP Advisor Services, LLC (the "Company"), a Texas limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment adviser with the SEC. The Company is an introducing broker that provides securities brokerage services to affiliated and non-affiliated entities and registered representatives.

The Company is under common ownership with National Financial Partners Corp. ("NFP"). On July 1, 2013, NFP was acquired by NFP Intermediate Holdings B Corp., formerly known as Patriot Intermediate Holdings B Corp., an indirect wholly-owned subsidiary of NFP's ultimate holding company NFP Holdings, LLC ("Holdings"). Holdings is owned and controlled by investment funds affiliated with or controlled by Madison Dearborn Partners, LLC ("MDP").

NFP has acquired financial services entities (the "Firms") through the execution of certain agreements ("Merger Agreements"). Individuals (the "Principals") manage the Firms under management agreements ("Management Agreements") with NFP. Prior to October 1, 2014, NFP required the majority of Principals and Firms to transact all securities-related activities through the Company. In addition, the revenue earned by the Firms was assigned to the Company under the Merger Agreements and Management Agreements in these situations. The Company provided administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

On October 1, 2014, NFP implemented an internal corporate reorganization of companies owned by NFP, including the Company ("Internal Reorganization"). The Internal Reorganization resulted in 1) a change of the Company's status from a Texas C corporation to a Texas limited liability company and a change in the Company's name from NFP Securities, Inc. to NFP Advisor Services, LLC, 2) a change in the immediate direct ownership of the Company from NFP to NFP Advisor Services Holdings D, Inc. (the "Parent") (although Holdings retains control of both NFP and the Company), and 3) a transfer of cash management operations of NFP, and related non-securities assets and revenue, from the Company to its affiliate NFP Insurance Services, Inc.

2. Significant Accounting Policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Securities transactions
Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. Refer to Fair Value Measurements for policies. The Statement of Financial Condition includes $8,767 of securities owned under other assets and $50,068 of securities sold, not yet purchased under accounts payable and other accrued liabilities.

Income taxes
The accounts of the Company are included in the consolidated federal income tax return filed by the Parent, and, for tax years ending after July 1, 2013, by the Parent's top tier holding company NFP Intermediate Holdings A Corp. The provision for income tax is calculated on a separate return basis. The amount of current federal tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include $327,441 of investments in money market mutual funds.

Fair value measurements
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;
>
> Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and
>
> Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, receivables and payables, securities owned and securities sold, not yet purchased approximate fair value because they are short term in nature. Such amounts are reflected as Level 1 and Level 2 within the fair value hierarchy.

Notes receivable

The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company to retain the business of existing financial advisors. Principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In some cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the financial advisor achieving defined production thresholds. The Company generally has discretion to classify amounts waived, cancelled or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed income to the advisors. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis, but are not set below the Applicable Federal Rate at the time of issuance. The net receivable for the loans is reported in notes receivable on the Statement of Financial Condition.

Property, equipment and depreciation
Property and equipment include furniture, equipment, computers, purchased software, internally developed software and leasehold improvements that are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to

five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of the leases.

Recent accounting developments

In May 2014, FASB issued new accounting guidance on revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective in the first quarter of 2018 and early adoption is permitted for a private entity. The impact from the adoption of this guidance on the Company's consolidated financial statements cannot be determined at this time.

3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $60,000 of funds on deposit with the clearing broker and a clearing organization.

4. Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2014:

Software	$	5,222,157
Hardware		428,284
Furniture and fixtures		69,969
Leasehold improvements		65,607
Total		5,786,017
Less: Accumulated depreciation		(1,864,187)
	$	3,921,830

5. Income Taxes

The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by NFP, and, for tax years ending after July 1, 2013, by NFP or its top tier holding company. As of December 31, 2014, NFP is subject to U.S. federal income tax examinations for the tax years 2011 through 2013, and to various state and local income tax examinations for the tax years 2004 through 2013.

As of December 31, 2014 the Company's total unrecognized tax benefits for uncertain tax positions was $10,448,056. The uncertain tax positions relate to potential state tax filing requirements and increased state tax liabilities due to the Company's business activities in those states. Estimated interest and penalties related to the uncertain tax positions totaled $5,906,072 as of December 31, 2014. The Company believes that the total amounts of unrecognized tax benefits could increase within the next twelve months by approximately $900,000 based on current estimates. As discussed further below, the Company entered into a tax sharing arrangement (the "Tax Sharing Agreement") in which NFP agrees to reimburse the Company for any taxes incurred for the uncertain tax positions.

Pursuant to the terms under the Tax Sharing Agreement dated January 1, 2002, NFP agrees to indemnify the Company for state taxes incurred as a result of any state jurisdiction imposing tax under an agency nexus assertion. The Company records an indemnification receivable reflecting the terms of the Tax Sharing Agreement. For purposes of the financial statements, the indemnification asset and the liability for uncertain tax positions are presented on a net basis in the Statement of Financial Condition. At December 31, 2014, the Company had a deferred tax liability of $743,471 relating to fixed assets and a deferred tax asset of $11,337 relating to bad debts.

6. Related Party Transactions

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. (the "NFPISI"), a wholly owned subsidiary of NFP, in which NFPISI pays and allocates shared services' overhead expenses of the Company, including compensation and benefits, communications, data processing and advertising, and other expenses. The company reimburses NFPISI on a regular basis. At December 31, 2014, an amount payable to NFPISI of $1,043,502 is included in payable to affiliates in the accompanying Statement of Financial Condition.

Prior to the Internal Reorganization, substantially all revenue generated by NFP's acquired Firms and/or producers affiliated with the acquired Firms has been assigned to and deposited directly in centralized bank accounts maintained by the Company in accordance with the Merger Agreements and Management Agreements.

NFP and the Company are parties to an Amended and Restated Expense Reimbursement Agreement, under which NFP supported the cash management function performed by the Company, provides corporate support for the Company's operations, and is reimbursed by the Company for operating subsidiary management fees paid by NFP. At December 31, 2014, the Company had $1,004,590 of outstanding reimbursement to NFP, which is included in payable to affiliates on the Statement of Financial Condition

In connection with the Internal Reorganization, the Amended and Restated Expense Reimbursement Agreement was amended and restated again to provide that the Company will continue to pay NFP for corporate support services, and will also pay NFP for the expenses incurred by the operating subsidiaries in supporting the securities activity of operating subsidiary personnel who are associated persons of the Company. The Statement of Financial Condition includes $2,062,668 of outstanding reimbursement to NFP in the payable to affiliates at December 31, 2014.

The Statement of Financial Condition also includes $592,842 of receivables from affiliates and $4,560,516 of payables to affiliates other than NFPISI and NFP as disclosed above related to inter-company transactions.

7. Dividends to NFP

During 2014, the Company paid dividends to NFP in the amount of $66,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to member's equity would meet or exceed the defined criteria.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital of $10,419,737 was $7,013,914 in excess of its required minimum net capital of $3,405,823. The Company's ratio of aggregate indebtedness to net capital was 4.90 to 1 as of December 31, 2014.

9. Credit Risk

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2014, all cash and cash equivalents were held at one institution.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company. At December 31, 2014, the Company has loss contingency reserves included in the accounts payable and other accrued liabilities on the Statement of Financial Condition.

11. Subsequent Events

The Company received a $5,000,000 capital contribution from its Parent, effective and paid on January 23, 2015.

The company has performed an evaluation of subsequent events from January 1, 2015 through February 25, 2015 the date of issuance of the financial statements. There have been no other subsequent events that would require recognition in the financial statements as of December 31, 2014.